SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 29.90/share (Bovespa)
NETC: US$ 14.74/ADR (Nasdaq)
XNET: EUR$ 10.70/share (Latibex)
Total Shares: 295.381.449
Market Value: R$ 8.8 billion
Closing Price: 04/18/2007

First Quarter 2007 Earnings Results

São Paulo, April 19, 2007 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable company in Latin America with integrated services of Pay TV (“NET”), Digital Video (“NET Digital”), high-speed broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), announces today its results for the first quarter of 2007 (“1Q07”).

The following financial and operating data, except otherwise stated, are presented in accordance with the Brazilian Corporate Law (“BR GAAP”) on a consolidated basis. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR and US GAAP can be explained by the 4.1% appreciation of the Brazilian Real during the period and by the different accounting principles involved. In the latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Highlights	1Q07	1Q06	Var.
(R$ millions, except where stated otherwise)			1Q07x1Q06
Net Revenue	561.2	438.8	28%
EBITDA (a)	151.6	116.4	30%
EBITDA Margin	27%	27%
EBIT	68.4	69.8	(2%)
Earnings before Income Tax	48.8	27.0	81%
Net Income	25.0	7.2	250%

Net Debt	460.7	363.0	27%
Net Debt / EBITDA (last 12 months)	0.84x	0.80x
Net Debt / EV (b)	0.05x	0.08x
Operating Highlights
Homes Passed (thousand)	7,185.6	7,066.3	2%
Bidirectional Homes Passed (thousand)	3,260.6	2,662.6	23%
Digital Homes Passed (thousand)	4,911.3	3,616.3	36%

Pay TV Client Base (thousand)
Connected clients	1,887.4	1,599.5	18%
Penetration over homes passed	26.3%	22.6%
Churn Rate – last 12 months	13.4%	13.5%

Digital Video Client Base (thousand)
Connected clients	257.1	31.0	729%
Penetration over digital homes	5.2%	0.9%

Broadband Client Base (thousand)
Connected clients	830.3	451.6	84%
Penetration over bidirectional homes	25.5%	17.0%
Churn Rate – last 12 months	13.8%	13.4%

Voice Service Client Base (thousand)
Connected clients	257.4	1.3	n.a.
Penetration over bidirectional homes	7.9%	0.0%

Revenue generating units (thousand)	3,232.2	2,083.3	55%
Client ARPU (R$/subscriber) (c)	125.16	116.07	8%
Number of employees	5,473	4,495	22%

(a)
EBITDA does not represent a financial statement item for the period in question nor does it represent cash flow. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative for cash flow as a source of liquidity. In addition, EBITDA definition may not be comparable to that adopted by other companies.

(b)	Enterprise value calculated based on the preference share price at the end of the respective quarters, multiplied by the total number of shares, plus net debt as of the last day of the quarter.
(c)	Calculated by the sum of Pay TV, Broadband, Voice and PPV subscription gross revenues divided by the average Pay TV plus only Broadband and voice connected clients.

IR	Marcio Minoru Miyakava	Juliana Bajon	André Brandi Carvalho
Contacts:	(5511) 2111-2811	(5511) 2111-2721	(5511) 2111-2983
	minoru@netservicos.com.br	juliana.bajon@netservicos.com.br	andre.carvalho@netservicos.com.br

1Q07 Earnings Results
April 19, 2007
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Page 2 of 15

EXECUTIVE SUMMARY

The Company continues its strategy of accelerated growth, with focus on penetration increase over the existing infrastructure and return on the investments made to acquire new clients. Under this scenario, client bases of Pay TV and broadband rose by 18% and 84% respectively and the voice client base ended the quarter at 257,400 just 1 year after its launch.

In line with the organic growth, total revenues reached R$ 721.4 million, a 31.2% growth compared to the same period in the previous year With the costs and expenses under control, EBITDA reached R$ 151.6 million, 30.2% more than the R$ 116.4 million in 1Q06, with the margin improving to 27.0% from 26.5%

Selling expenses totaled R$ 50.5 million but, due to larger sales volume resulting from higher sales of combined products, the unitary sale cost declined. EBITDA before selling expenses was R$ 202.1 million, showing that the growth trend is exerting a momentary pressure on the Company’s consolidated margin.

The Company has changed the useful life of some of its assets after considering the recent technological developments. Based on studies conducted by the technical area together with independent experts, it was concluded that the useful life of the main network components did not adequately reflect the current revenue generation capacity. In order to reflect this fact, the Company has therefore revised the estimated depreciation rates in its accounting records. Main changes were in the Network Center, Data Center, Optic Fiber, Internal Network, Computer Terminals and Equipment. Thus, depreciation in 1Q07 was R$ 70.1 million, an increase of 93.6% over the R$ 36.2 million in 1Q06.

Income before Income Taxes and Equity in earnings was R$ 48.8 million, 80.8% more than the R$ 27.0 million result posted in 1Q06 and the Company’s Net Income reached R$ 25.0 million, a 249.5% increase over the R$ 7.2 million in 1Q06.

OPERATING PERFORMANCE
  Revenue Generating Unit (“RGU”), defined as the sum of all the services offered by the Company, totaled 3,232,200 at the end of the quarter, against the 2,083,300 in the same period of the previous year. This 55% growth is explained by the increase in the combined offerings, which is accelerating the penetration of diverse services to clients.

  Pay TV net sales in the quarter totaled 144,200, showing a growth of 28.8% over the 112,000 net sales registered in 1Q06. The Company continues to develop different service packages so that is meets a wider demand from each of the different client segments. Besides, diversification of the sales channels has contributed significantly to reach the current sales levels.

  Pay TV churn rate for the last 12 months improved slightly from 13.5% in 1Q06 to 13.4% in 1Q07. This churn rate, one of the lowest in the global market, is the result of a successful sales strategy, convenience of products and services, besides specific customer loyalty initiatives, even with the current growing level. Of the total disconnections, 50.4% were voluntary requests by clients, being moving to regions where the Company does not operate the main reason.

  As a consequence of higher sales and stable churn rate at low levels, Pay TV connected client base grew by 18%, totaling 1,887,400 in the quarter, against 1,599,500 in the same period of the previous year.

  According to the strategy of higher investments in the digital product, digital client base at the end of the quarter was 257,100, representing a penetration of 14% over the total Pay TV client base.

  Broadband net sales totaled 138,800 in the quarter, against 104,500 in 1Q06, a 32.8% growth. The Company’s ability to offer a differentiated product both in terms of speed and reliability, coupled with an attractive combined package, has enabled growth above the market average.

  Broadband churn rate for the last 12 months ended the quarter at 13.8%, a mild increase compared to the 13.4% in 1Q06.It still remains at low level and within a level compatible with the investment made to acquire a new client. Of the total disconnections, 62% were voluntary requests from clients. As in Pay TV, the main reason was moving to regions where the service is not offered.

  Broadband client base continued to surge, reaching 830,300 at the end of 1Q07, a growth of 84% compared to 451,600 clients in 1Q06.

  Within just a year of its launch, NET Fone Via Embratel client base reached 257,400, a penetration of 31% over NET Vírtua client base.

1Q07 Earnings Results
April 19, 2007
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  In order to better serve its clients, the Company has changed the Call Center model adopting a service standard based on service specialty instead of geographic location. Thus, different service centers were created for technical issues, billing and collections, customer relationship, in addition to a multifunctional center. During the transition period, there were one-off problems, especially in relation to forwarding calls. These problems have already been revolved and customer services in call centers have normalized.

ANALYSIS OF CONSOLIDATED FINANCIAL RESULTS

1. Consolidated Gross Revenue1 for the quarter was R$ 721.4 million, a 31.2% growth over the R$ 549.6 million posted in 1Q06. This result is explained by the growth in all the revenue lines, as detailed below:

1.1. Subscription Revenue2 grew by 28.5% from R$ 519.2 million 1Q06 to R$ 667.2 million in 1Q07. Once again, the main factor was the strong growth in Pay TV and Broadband client bases.

1.2. Hook-up Revenue3 totaled R$ 5.1 million against R$ 3.0 million in the same period in the previous year, an increase of 72.4% . This increase is due to the higher sales of the intermediate Pay TV package, where the Loyalty package reduces and can exempt hook-up fees.

1.3. PPV Revenue4 totaled R$ 23.9 million in the quarter, a 66.5% growth over the R$ 14.4 million in 1Q06. This is primarily due to the higher number of hook-ups to the “Premier Club Member” package and by the success of the 2007 edition of Big Brother Brasil 7 (BBB7).

1.4. Other Revenues5 totaled R$ 25.1 million, a growth of 92.4% compared to R$ 13.1 million in the same period in the previous year, as a result of the increase in several revenue sources such as technical services and statement of bank dockets charged to clients of the basic package, revenues from voice services and local channels media sales.

2. Services and Other Taxes6, which include taxes and cancellations, totaled R$ 160.2 million in the quarter, against R$ 110.8 million in 1Q06, due to higher revenues and, consequently, higher taxable base. As a percentage of total revenue, this line grew from 20.2% in 1Q06 to 22.2% in 1Q07.

3. Net Revenue7 in this quarter reached R$ 561.2 million, against R$ 438.8 million in the same period in the previous year, a 27.9% increase, reflecting the Company’s growth strategy with the focus being on profitability.

4. Direct Operating Expenses8 increased by 20.5%, from R$ 219.9 million in 1Q06 to R$ 264.9 million in this quarter. However, as percentage of net revenues, these costs fell from 50% to 47%, confirming that the Company has been gaining economies of scale from this growth. The main items are discussed below:

4.1. Costs of Programming and Royalties9 totaled R$ 153.1 million, a 17.9% growth in relation to R$ 129.9 million in 1Q06. This growth is due to the growth in the Pay TV client base, as the cost varies in relation to the number of clients. In addition, in this quarter, there was a unitary cost adjustment by IGP-M, as envisaged in contracts with a few programmers.

4.2. Network Expenses10 fell by 3.5%, from R$ 29.2 million in 1Q06 to R$ 28.2 million in 1Q07. This fall is due to a non-recurring restoration of decoders, incurred in 1Q06.

4.3. Customer Relations11 costs fell by 13.1%, totaling R$ 3.6 million in 1Q07 against R$ 4.1 million in the same period in the previous year. This decrease is mainly due to the change of the local channel vendor and lower program guide circulation.

4.4. Payroll and Benefits12 in the quarter were R$ 23.9 million, an increase of 8.9% over the R$ 22.0 million posted in 1Q06. The increase was mainly due to the increase of the number of employees, especially in field service.

________________________________________

1 In US GAAP Gross Revenue rose by 34.8%, from US$ 253.5 million in 1Q06 to US$ 341.7 million in 1Q07.
2 In US GAAP Subscription Revenue grew by 35.2%, from US$ 235.8 million in 1Q06 to US$ 318.9 million in 1Q07.
3 In US GAAP Hook-up Revenue fell by 40.0%, from US$ 5.2 million in 1Q06 to US$ 3.1 million in 1Q07.
4 In US GAAP PPV Revenue rose by 72.6%, from US$ 6.5 million in 1Q06 to US$ 11.3 million in 1Q07.
5 In US GAAP Other Revenues increased by 41.4%, from US$ 5.9 million in 1Q06 to US$ 8.4 million in 1Q07.
6 In US GAAP Services and Other Taxes grew by 50.4%, from US$ 50.4 million in 1Q06 to US$ 75.8 million in 1Q07.
7 In US GAAP Net Revenue rose by 30.9%, from US$ 203.1 million in 1Q06 to US$ 265.9 million in 1Q07.
8 In US GAAP Direct Operating Expenses increased by 23.3%, from US$ 102.4 million in 1Q06 to US$ 126.2 million in 1Q07.
9 In US GAAP Programming and Royalties increased by 23.1%, from US$ 58.6 million in 1Q06 to US$ 72.1 million in 1Q07.
10 In US GAAP Network Expenses fell by 39.5%, from US$ 18.5 million in 1Q06 to US$ 11.2 million in 1Q07.
11 In US GAAP Customer Relations fell by 9.7%, from US$ 1.9 million in 1Q06 to US$ 1.7 million in 1Q07.

1Q07 Earnings Results
April 19, 2007
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4.5. Other Operating Expenses13 rose from R$ 34.7 million in 1Q06 to R$ 56.1 million in 1Q07, an increase of 61.6% . The main reasons were the increasing cost of Link Vírtua due to Broadband client base growth and restructuring of the Call Center model to improve customer service.

5. Selling General and Administrative Expenses14 (SG&A) in the quarter were R$ 144.6 million against R$ 102.5 million in 1Q06, a growth of 41.2% . The main factors behind this are described below:

5.1. Selling Expenses15 totaled R$ 50.5 million in 1Q07 against R$ 38.6 million in 1Q06, a growth of 31%. This growth is explained mainly by greater expenses in relation to commission on sales worth R$ 2.6 million, increase in payroll expenses, charges and benefits worth R$ 6.3 million, due to the 22% increase in staff strength and by the new advertising campaign to bolster the growth strategy, which added R$ 2.9 million to marketing expenses.

5.2. General and Administrative Expenses16 posted R$ 83.5 million in the quarter, against R$ 61.5 million in 1Q06, an increase of 35.8% . This increase is explained, mainly by increase in expenses relating to payroll, consulting and legal fees.

5.3. Bad Debt Expenses17 ended the first quarter at R$ 10.3 million, against R$ 8.0 million in 1Q06, an increase of 29.9% . However, as a percentage of net revenue, bad debt expenses remained stable at 1.8%.

5.4. Other Administrative Expenses/Revenues18 were negative at R$ 0.3 million in 1Q07 against a positive result of R$ 5.6 million in 1Q06, which was due to an agreement with one of the programmers who granted an incentive worth R$ 6.5 million.

6. Consolidated EBITDA19 was R$ 151.6 million, 30.2% more than the R$ 116.4 million result posted in 1Q06. The Company continues its ‘organic growth’ strategy, maintaining the profitability of its investments. EBITDA margin was slightly higher, improving from 26.5% in 1Q06 to 27.0% in 1Q07.

EBITDA before Selling Expenses grew by 30.4%, from R$ 155.0 million to R$ 202.1 million. EBITDA margin before selling expenses improved from 35% in 1Q06 to 36% in 1Q07 showing that during the period of accelerated growth, sales and marketing initiatives tend to push margins down.

7. The Company changed the estimated useful life for some of its assets when considering recent technological innovations. Based on studies conducted by its technical department together with independent experts, it was concluded that the useful life of the main network components did not adequately reflect the actual revenue generation capacity. The Company, then, decided to take this fact into account by revising the estimated depreciation rates. Main changes occurred in the Network Center, Data Center, Optical Fiber, Internal Network, Computer Terminals and Equipment. Thus, Depreciation and Amortization20 expenses totaled R$ 83.2 million in 1Q07, a growth of 78.2% over R$ 46.7 million in 1Q06.

8. Due to the change in the estimated useful life of some assets, which increased depreciation costs, the Consolidated Operating Income (EBIT)21 (Earnings before Interest and Taxes) fell slightly by 1.9%, ending the quarter at R$ 68.4 million against R$ 69.8 million in 1Q06.

NET FINANCIAL RESULT

Financial Results (R$ thousands)	1Q07	1Q06

Net Financial Result	(18,532)	(43,052)

Monetary Indexation, net	(170)	(509)
Gain (loss) on exchange rate, net	13,621	8,646
Financial expenses	(32,183)	(36,044)
Interest and charges debt	(28,388)	(31,305)
Arrears and fine interest	(3,795)	(4,739)
Other financial expenses	(17,470)	(26,449)
Financial income	17,670	11,304

Result from the sale of property and equipment	(1,631)	249
Other (non operating)	573	51

________________________________________

12 In US GAAP Payroll and Benefits increased by 56.3%, from US$ 7.2 million in 1Q06 to US$ 11.3 million in 1Q07.
13 In US GAAP Other Operating Expenses increased by 85.2%, from US$ 16.1million in 1Q06 to US$ 29.9 million in 1Q07.
14 In US GAAP SG&A increased by 38.6%, from US$ 49.4million in 1Q06 to US$ 68.4million in 1Q07.
15 In US GAAP Selling Expenses increased by 36.0%, from US$ 17.6 million in 1Q06 to US$ 23.9 million in 1Q07.
16 In US GAAP General and Administrative Expenses increased by 41.0%, from US$ 28.0 million in 1Q06 to US$ 39.5 million in 1Q07.
17 In US GAAP Bad Debt expenses increased 36.4%, from US$ 3.6 million in 1Q06 to US$ 4.9 million in 1Q07.
18 In US GAAP Other Administrative Expenses/Revenues decreased by 89.3%, from US$ 0.1 million in 1Q06 to US$ 0.01 million in 1Q07.
19 In US GAAP EBITDA grew by 38.7%, from US$ 51.4 million in 1Q06 to US$ 71.2 million in 1Q07.
20 In US GAAP Depreciation and Amortization expenses grew by 98.7%, from US$ 19.8 million in 1Q06 to US$ 39.4 million in 1Q07.
21 In US GAAP Consolidated Operating Income (EBIT) fell by 1.8%, from US$ 31.7 million in 1Q06 to US$ 31.1 million in 1Q07.

1Q07 Earnings Results
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1. Net Financial Result was negative at R$ 18.5 million in 1Q07 against R$ 43.1 million in 1Q06. This result is explained by the following factors:

1.1. Monetary Indexation, net22 ended the quarter with a negative amount of R$ 0.2 million, a 66.6% decrease in relation to the negative amount of R$ 0.5 million posted in 1Q06. This result is mainly due to the monetary restatement of contingencies on ECAD’s tax assessment notice in 1Q06.

1.2. Gain (Loss) on Exchange Rate, net23 ended the quarter on a positive note at R$ 13.6 million, a 57.5% growth over R$ 8.6 million (positive) in 1Q06. This variation is due to the exchange gain in relation to the perpetual bonds.

1.3. Financial Expenses24 fell by 10.7%, from R$ 36.0 million in 1Q06 to R$ 32.2 million in 1Q07. This fall is explained, in part, by the decrease in the costs relating to the 5th Issue of Debentures, totaling R$ 650 million with a cost of CDI +1.5% per year for an amount of R$ 580 million with a cost of CDI + 0.7% per year on the 6th issue.

1.4. Other Financial Expenses25 fell by 33.9%, from R$ 26.4 million in 1Q06 to R$ 17.5 million this quarter. This result is due to a lower decrease on the hedge operation in 1T07.

1.5. Financial Income26 grew from R$ 11.3 million in 1Q06 to R$ 17.7 million this quarter, a growth of 56.3% . This difference reflects the result of higher cash and cash equivalents balance considering the issuance of the Perpetual Bonds.

1.6. Other Non-operating Expenses/Revenues27 totaled R$ 0.6 million this quarter against R$ 0.1 million in the same period the previous year. This variation is due to the sale of obsolete inventories and offscourings conducted due to the project of bidirecting a part of the network.

INCOME TAX AND NET INCOME

(R$ thousand)	1Q07	1Q06

Earnings before Equity Result and Income Tax	48,827	27,012

Income Tax and Social Contribution	(25,938)	(19,842)

Current	(5,345)	(7,205)

Deferred	(20,593)	(12,637)
Cost of Tax and and Temporary Differences	632	8,606
Goodwill Amortization	(21,246)	(21,246)
	21	3

Net Income	25,020	7,158

Income Tax and Social Contributions	1,418,939	1,372,449
Deferred income tax on fiscal losses and negative base	332,522	348,005
Income tax on fiscal losses and negative base to be deferred	828,859	813,074
Tax credits from goodwill incorporated	126,387	211,370
Tax credits from goodwill to be incorporated - Vivax	131,171	-

1. Income Tax and Social Contribution (current and deferred)28 expenses were R$ 25.9 million against R$ 19.8 million in 1Q06. This increase is explained mainly by lower deferred tax losses and temporary differences booked in 1Q07.

2. Net Income29 rose from R$ 7.2 million in 1Q06 to R$ 25.0 million in this quarter, reflecting not just better operating results but also better financial results.

________________________________________

22 In US GAAP Monetary Indexation fell from a negative amount of US$ 0.2 million to a negative amount of US$ 0.05 in 1Q07.
23 In US GAAP Gain (Loss) on Exchange Rate grew by 191.0%, from US$ 2.3 million in 1Q06 to US$ 6.7 million in 1Q07.
24 Financial Expenses account includes interest on financial debt, delinquent interest, fines on loans and interest payable to vendors and tax contingencies. In US GAAP, interest Expenses increased by 65.2%, from US$ 13.7 million to US$ 22.6 million in 1Q07.
25 In US GAAP Other Financial Expenses fell from US$ 25.5 million in 1Q06 to US$ 23.7 million in 1Q07.
26 In US GAAP Financial Receipts grew by 64.3%, from US$ 5.1 million in 1Q06 to US$ 8.3 million in 1Q07.
27 In US GAAP Other Non-operating Revenues grew from US$ 0.3 million to US$ 0.6 million in 1Q07.
28 In US GAAP Income Tax and Social Contribution rose from a negative figure of US$ 3.9 million in 1Q06 to a positive figure of US$ 8.2 million in 1Q07.
29 In US GAAP Net Income rose from US$ 9.9 million in 1Q06 to US$ 18.6 million in 1Q07.

1Q07 Earnings Results
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DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousand	1Q07	1Q06

Short Term Debt	27,255	95,812

Interest	27,255	13,328
Sindicato - Net Sul Notes	-	82,484

Long Term Debt	887,544	650,000

Debentures 5th issuance	-	650,000
Debentures 6th issuance	580,000	-
Perpetual Notes	307,544	-

Total Debt	914,799	745,812

Cash and Cash Equivalents	454,119	281,195

Short Term Investments	-	101,637

Net Debt	460,680	362,980

US dollar-denominated debt	310,294	82,484
	33.9%	11.1%
Brazilian real-denominated debt	604,505	663,328
	66.1%	88.9%

  With the issue of perpetual bonds, the 6th issue of debentures and prepayment of the 5th issue of debentures, Total Debt, considering principal amount and interest, ended the quarter at R$ 914.8 million, and the short-term amortization regards only interest under perpetual bonds and debentures.

  Cash, Cash Equivalents and Short Term Investments ended the quarter at R$ 454.1 million, an increase of 18.6% in relation to R$ 382.8 million in 1Q06.

  Net Debt30 at the end of the quarter was R$ 460.7 million, an increase of 26.9% in relation to R$ 363.0 million in 1Q06. Net Debt to EBITDA (accumulated in the last 12 months) ratio ended the quarter at 0.84x.

  Cash disbursements in 1Q07 towards Investments (CAPEX) totaled R$ 142.8 million, of which R$ 28.0 million was allocated for bidirecting the network and expanding digital services. The remaining was distributed among subscriber sign-in costs (84%), installation of internal network (3%), Vírtua Center (5%) and I.T and other investments (8%).

Financial Ratios	1Q07	1Q06
EBITDA / Interest Expenses	4.71	3.23
Current Ratio	1.73	1.63
Net Debt / EBITDA	0.84	0.80
Net Debt/ Enterprise Value	0.05	0.07

EBITDA / Active Subscribers	$292	$283
Net Revenues/Active Subscribers	$1,091	$1,042

  The Company showed a positive trend in all of its financial indicators, reflecting the favorable results of the strategy implemented.

CAPITAL MARKETS
  By the end of 1Q07, the Company’s shares traded on Bovespa (NETC4) and the ADRs, traded on Nasdaq, closed at R$ 27.88 and US$ 13.51, appreciating by 69.3% and 75.2% respectively. In the quarter, the daily average financial volume grew by 23% in preferred shares, from R$ 43.3 million to R$ 53.2 million. Volume growth in ADRs was even stronger, from US$ 0.8 million in 1Q06 to US$ 4.1 million no 1Q07 – a growth of almost 5 times.

  In the quarter, the share was the 12th most liquid, representing 2.2% participation in the Bovespa index. The company’s enterprise value, calculated based on the share price on the last date of the
________________________________________

30 In US GAAP Net Debt, which does not include interest payable for the period, increased by 5.6%, from US$ 203.0 million to US$ 214.4 million this quarter. The Net Debt to EBITDA ratio ended the year at 0.80x.

1Q07 Earnings Results
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quarter, multiplied by the total number of shares added to net debt, appreciated by 66%, from R$ 5.2 billion in 1Q06 to R$ 8.6 billion this quarter.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all the Receipts were positively influenced by the fall in the US Dollar rate in relation to Brazilian Real. On the other hand, all the costs and expenses were higher for the same reason. Average exchange rate in 1Q07 was R$ 2.1078 against R$ 2.1933 in 1Q06, a 4.1% appreciation of the domestic currency, or Real. In addition, while converting the results and the balance sheet from Brazilian GAAP, or BR GAAP, to US GAAP, American accounting regulations are reflected according to FASB (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the differences shown below:

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	1Q07

EBITDA em BR GAAP (R$ million)	151.6

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	1.5
Subscribers sign-in costs	(0.6)
Programming costs	0.3
G&A	0.3
IT system	(1.7)
Other	(1.1)

EBITDA in US GAAP (R$ million)	150.3

Difference in EBITDA (US GAAP - LS GAAP)	(1.3)

EBITDA in US GAAP (US$ million)	71.3

Net Income in BR GAAP (R$ million)	25.0

Adjustments that affected Net income in US GAAP (R$ million)	-

-
EBITDA	(1.3)
Depreciation and Amortization	0.2
Interest and exchange variation over debt expenses	0.5
Income tax and social contribuition	8.4
Vivax	5.7
Other	0.8

Net Income in US GAAP (R$ million)	39.3

Difference in Net Income (US GAAP - BZ GAAP)	14.3

Net income in US GAAP (US$ million)	18.6

  In US GAAP, Hook-up Revenue is deferred according to SFAS 51 “Financial Reporting by Cable Television Companies”, by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fee, the difference was negative in 1Q07 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 1.5 million was recognized as the deferred hook-up revenue in this quarter, being the reason for higher revenue in US GAAP in comparison to BR GAAP in the quarter.

  In US GAAP, Subscriber Sign-in Costs are also deferred based on SFAS 51, including sign-in materials, workforce and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP this item was R$ 0.6 million higher than the BR GAAP.

  Previous program contracts renegotiations from December 2003 generated discounts conditioned to the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.3 million lower than in BR GAAP in 1Q07.

  In 2006, some programmers granted commercial benefits. In BR GAAP, these benefits were booked on the day these benefits were granted. In US GAAP, these benefits were deferred and have been booked according to the term of the benefit. Thus, General and Administrative Expenses in US GAAP were R$ 0.3 million lower than in BR GAAP in 1Q07.

  In US GAAP, the cost related to changes in systems at the Call Center was fully recorded in the quarter and in BR GAAP, this cost was deferred and has been amortized in 36 months. Therefore, in US GAAP this item was R$ 1.7 million higher than the BR GAAP.

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Page 8 of 15

  Due to the different accounting principles mentioned above, EBITDA in US GAAP was R$ 1.3 million lower than EBITDA in BR GAAP, totaling R$ 150.3 million (US$ 71.3 million) in 1Q07.

  Goodwill assessed during acquisition of companies in US GAAP is not amortized and, according to SFAS 142 “Goodwill and Other Intangible Assets”, is the object of an annual test to check if the value of this goodwill is recoverable by future results. In BR GAAP, goodwill is amortized on a monthly basis following the straight-line method. Thus, Depreciation and Amortization expenses in US GAAP were R$ 0.2 million lower than BR GAAP in 1Q07.

  The Company has acquired a minority stake on Vivax S.A. and Brasil TV Cabo Participações S.A. Due to differences in accounting principles between BR GAAP and US GAAP in these companies, Equity in Earnings result was R$ 5.7 million higher in US GAAP.

  In US GAAP, Income Tax and Social Contribution Expenses are calculated using the effective tax rate, based on the best pre tax income estimative for the period. In BR GAAP, Income Tax and Social Contribution Expenses are calculated according to the current IRS legislation. Due to this difference, this expense was R$ 8.4 million lower in US GAAP.

  Considering these main accounting principles differences, Net Income in US GAAP was R$ 39.3 million (US$ 18.6 million) in 1Q07, a better result compared to the R$ 25.0 million shown in BR GAAP.

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UPCOMING EVENTS

1. Conference Call – 1st Quarter 2007 Earnings Results

Date: April 19, 2007
In Portuguese
1:00 PM (US EST)	Dial in: (+55 11) 2101-4848
Replay: until 04/26/2007: (+55 11) 2101-4848
Conference ID: Net Serviços

Live webcast at: http://www.ri.netservicos.com.br

In English:
2:00 PM (US EST)	Dial in: (+1 973) 935-8893
Replay until 04/26/2007: (+1 973) 341-3080
Conference ID: 8321034

Live webcast at: http://www.ir.netservicos.com.br

2. Public Meetings

São Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Auditório La Havre	Venue: Hotel Sofitel Rio de Janeiro
Av. Nações Unidas, 12.559 (WTC)	Av. Atlântica, 4240
Date: April 24, 2007	Date: April 25, 2007
Time: 5:00 PM (Brazilian time)	Time: 8:30 AM (Brazilian time)

3. Expected Dates for Upcoming Results

(2Q07)     --> July 19, 2007
(3Q07)     --> October 18, 2007

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, subject to changes without prior notice.

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FINANCIAL STATEMENTS IN BR GAAP

Net Serviços de Comunicação S.A.
Income Statemet	1Q07	1Q06
Brazilian Corporate Law - (in R$ thousand)

Revenues
Subscriptions	667,224	519,230
Sign-on and hookup-up fees	5,102	2,959
Other Revenues	49,033	27,422
PPV	23,890	14,351
Others	25,143	13,071
Gross Revenues	721,359	549,611
Services and other taxes	(160,189)	(110,800)
Net Revenues	561,170	438,811

Direct Operating Expenses	(264,944)	(219,908)
Programming & Royalties	(153,149)	(129,861)
Network Expenses	(28,198)	(29,219)
Customers Relations	(3,611)	(4,156)
Payroll and Benefits	(23,920)	(21,975)
Other Costs	(56,065)	(34,698)

Selling, General and Adminstrative Expenses	(144,647)	(102,460)
Selling	(50,506)	(38,546)
General & adminstrative	(83,529)	(61,518)
Bad Debt Expenses	(10,346)	(7,966)
Other income/ (expense), net	(266)	5,571

EBITDA	151,579	116,443
EBITDA margin	27%	27%

Depreciation and Amortization	(83,162)	(46,679)
Depreciation	(70,136)	(36,230)
Amortization	(13,026)	(10,449)
Operating Income/(Loss) - EBIT	68,417	69,764
EBIT margin	12%	16%

Monetary indexation, net	(170)	(509)
Loss on exchange rate, net	13,621	8,646
Financial Expenses	(49,653)	(62,493)
interest, charges, arrears and fine	(28,388)	(31,305)
interest financial expenses others (suppliers and taxes)	(3,795)	(4,739)
other financial expenses	(17,470)	(26,449)
Financial Income	17,670	11,304
Other financial income	17,670	11,304
Loss on sale of fixed assets	(1,631)	249
Other (non-operating)	573	51

Income/(loss) bef. Investees, min.ints.	48,827	27,012
Current income tax	(5,345)	(7,205)
Deferred income tax	(20,593)	(12,637)

Income/(loss) bef. investees, mmin. Ints	22,889	7,170
Equity in earnings	2,160	0
Minority interests	(29)	(12)

Net Income (loss)	25,020	7,158
Net Income (loss) per share	0.08	0.03
Number of shares	295,381,449	263,644,244

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NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q07%		1Q06%
Brazilian Corporate Law - (in R$ thousand)
Assets
Cash & cash equivalents	454,119	14.1%	281,195	12.1%
Short term investments	0	0.0%	101,637	4.4%
Account receivable from subscriber - net	102,198	3.2%	73,048	3.2%
Other receivables	24,783	0.8%	16,736	0.7%
Income tax recoverable	16,893	0.5%	14,614	0.6%
Deferred income tax	84,749	2.6%	107,139	4.6%
Prepaid expenses	25,317	0.8%	16,021	0.7%
Inventories	72,353	2.3%	37,776	1.6%
Total Current Assets	780,412	24.3%	648,166	20.2%
Investments	565,587	17.6%	74,636	3.2%
Net Property & Diferred	1,275,622	39.7%	948,887	40.9%
Other Assets	592,381	18.4%	646,776	27.9%
Judicial Deposits	146,922	4.6%	129,680	5.6%
Diferred taxes recoverable	407,662	12.7%	480,680	20.7%
Other receivables	37,797	1.2%	36,416	1.6%
Total Long-term Assets	2,433,590	75.7%	1,670,299	72.0%
Total Assets	3,214,002	100.0%	2,318,465	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	243,844	7.6%	158,741	6.8%
Provision for payables	13,860	0.4%	12,188	0.5%
Income tax payable	4,468	0.1%	8,524	0.4%
Short-term debt	2,750	0.1%	82,484	3.6%
Debentres	24,505	0.8%	13,328	0.6%
Payroll accruals	6,368	0.2%	5,709	5.0%
Other payable accounts	154,966	4.8%	116,781	5.0%
Tax accruals	53,838	1.7%	35,953	1.6%
Payroll provision	34,221	1.1%	24,327	1.0%
Other debts	66,907	2.1%	56,501	2.4%
Total Curret Liabilities	450,761	14.0%	397,755	17.2%

Long-term debt	307,544	9.6%	0	0.0%
Debentures	580,000	18.0%	650,000	28.0%
Associated companies	0	0.0%	3	0.0%
Payroll and contributions	0		4,299
Taxes and contributions payable	1,801	0.1%	3,767	0.2%
Provision for contingencies	575,715	17.9%	621,356	26.8%
Other	32,703	1.0%	12,466	0.5%
Total Long Term Liabilities	1,497,763	46.6%	1,291,891	55.7%

Total Liabilities	1,948,524	60.6%	1,689,646	72.9%

Minority Interest	233	0.0%	392	0.0%

Capital Stock	4,143,045	128.9%	3,461,349	149.3%
Goodwill reserves	285,520	8.9%	430,193	18.6%
Accumulated Losses	(3,163,320)	-98.4%	(3,263,115)	-140.7%
Shareholders' Equity	1,265,245	39.4%	628,427	27.1%

Liabilities and Stockholders´ Equity	3,214,002	100.0%	2,318,465	100.0%

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NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	1Q07	1Q06
Brazilian Corporate Law - (in R$ thousand)
Cash and cash equivalents, beginning of the period	506,457	302,756

Results of the period	25,020	7,158

Non-cash items	128,635	109,808
Equity in results of investees	(2,160)	-
Exchange losses, monetary indexation and interest expenses, net	(5,209)	4,788
Depreciation and Amortization	83,163	46,679
Diferred income taxes	20,593	12,637
Estimated liability for tax, labor and civil claims and assesssments	(9,213)	(10,097)
Interest on loans, net	27,396	31,089
Gain (loss) on Hedge	12,405	24,401
Minority interest in results of consolidated Sub.	29	12
Result on sale of assets, net	1,631	299
Waiver on reestructure debt	-	-

Decrease (Increase) in assets	(36,857)	(735)
Trade accounts receivable	(8,905)	(1,205)
Recoverable income taxes	12,399	26,304
Prepaid expenses	(8,172)	(4,028)
Inventories and others assets	(19,881)	(2,125)
Other Assets	(12,298)	(19,681)

Increase (decrease) in liabilities	(17,798)	6,967
Accounts payables to Supliers and programmers	17,906	25,880
Income taxes payable	(12,791)	(26,901)
Payroll and related charges	(24,873)	(3,623)
Sales taxes, accrued expenses and other liabilities	1,960	11,611
Increase (decrease) in workine capital	(54,655)	6,232

Cash flow from investing activities	(142,571)	(76,738)
Acquisition of investments and advances to related companies, net of re	-	-
Acquisition of property and equipment	(142,836)	(77,052)
Proceeds from the sale of equipment	265	314

Cash flow from financing activities	(8,767)	(68,021)
Issuances	-	-
Repayments	(8,767)	(68,021)
Capital increase	-	-

Change in cash and cash equivalents	(52,338)	(21,561)

Cash and cash equivalents, end of the period	454,119	281,195

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FINANCIAL STATEMENTS IN US GAAP

Net Serviços de Comunicação S.A.
Income Statement	1Q07	1Q06
US GAAP - (in US$ thousands)

Revenues
Subscriptions	318,856	235,846
Sign-on and hookup revenue, net	3,105	5,179
Gross sign-on and hookup fee revenue	2,394	1,341
Deferred sign-on and hookup fee revenue,net	711	3,838
Other Revenues	19,709	12,493
PPV	11,300	6,547
Others	8,409	5,946
Gross Revenues	341,670	253,518
Services and other taxes	(75,806)	(50,394)
Net Revenues	265,864	203,124

Direct Operating Expenses	(126,234)	(102,401)
Programming & Royalties	(72,143)	(58,619)
Network Expenses	(11,215)	(18,537)
Customers Relations	(1,704)	(1,886)
Payroll and Benefits	(11,294)	(7,224)
Others	(29,878)	(16,135)

Selling, General and Administrative Expenses	(68,383)	(49,351)
Selling	(23,931)	(17,595)
General & administrative	(39,543)	(28,050)
Bad Debt Expenses	(4,896)	(3,588)
Other income/(expense), net	(13)	(118)

EBITDA	71,247	51,372
EBITDA Margin	27%	25%

Depreciation and Amortization	(39,354)	(19,807)
Depreciation	(39,354)	(19,822)
Amortization	-	15
Loss on write-down of equipment, net	(777)	115
Operating Income/(Loss) - EBIT	31,116	31,680
EBIT Margin	12%	16%

Monetary indexation, net	(49)	(224)
Loss on exchange rate, net	6,693	2,300
Financial expenses	(23,669)	(25,535)
interest,charges, arrears and fine	(13,304)	(11,551)
interest financial expenses others (supliers and taxes)	(9,315)	(2,142)
other financial expenses	(1,050)	(11,842)
Financial income	8,317	5,062
Other (non-operating)	632	293

Income/(loss) bef. tax, investees, min. ints.	23,040	13,576
Current income tax	(2,373)	(3,149)
Deferred income tax	(5,826)	(701)

Income/(loss) bef. Investees, min.ints.	14,841	9,726
Equity in earnings	3,726	135
Minority Interest	(16)	-

Net Income (Loss) before discontinued operations	18,551	9,861
Deemed dividend to preferred stockholders	-	-
Number of common shares	111,822,137	107,548,340
Number of preferred shares	183,559,312	156,095,904
Net Income (Loss) allocable to common stockholders	18,551	9,861

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Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q07%		1Q06%
US GAAP - (in US$ thousands)
Assets
Cash & cash equivalents	215,834	11.3%	43,011	3.3%
Short term investments	2,592	0.1%	84,473	6.6%
Accounts receivable	106,060	5.6%	79,435	6.2%
Other	12,207	0.6%	7,674	0.6%
Restricted Cash	0	0.0%	46,786	3.6%
Income tax recoverable	8,121	0.4%	6,544	0.5%
Deferred income tax	35,012	1.8%	36,651	2.9%
Prepaid expenses	12,003	0.6%	6,957	0.5%
Total current assets	391,829	20.5%	311,531	24.3%

Investments and advances to investees	61,066	3.2%	2,826	0.2%
Goodwill on acquisition of subsidiaries	494,001	25.9%	289,166	22.5%
Net property and equipment	674,086	35.3%	463,019	36.1%
Other assets	287,116	15.0%	217,736	17.0%
Judicial Deposits	71,643	3.8%	59,689	4.6%
Deferred and recoverable taxes	199,427	10.5%	145,566	11.3%
Other receivable	16,046	0.8%	12,481	1.0%
Total Long-term assets	1,516,269	79.5%	972,747	75.7%

Total assets	1,908,098	100.0%	1,284,278	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	118,386	6.2%	73,125	5.7%
Provision for payables	6,759	0.4%	5,610	0.4%
Income taxes payable	2,061	0.1%	3,829	0.3%
Current portion of long-term debt	0	0.0%	51,998	4.0%
Interest payable	13,293	0.7%	0	0.0%
Deferred Revenue	56,277	2.9%	45,834	3.6%
Payroll and contributions payable	3,096	0.2%	2,622	0.2%
Other payables and accruals	75,168	3.9%	53,615	4.2%
Tax accruals	26,177	1.4%	16,497	1.3%
Payroll provision	16,664	0.9%	11,183	0.9%
Other debts	32,327	1.7%	25,935	2.0%
Total Current Liabilities	275,040	14.4%	236,632	18.4%

Long-term debt	149,992	7.9%	75,141	5.9%
Debentures	282,872	14.8%	255,384	19.9%
Deferred sign-on, hookup fee and programming benefit	24,338	1.3%	15,358	1.2%
Taxes and payables and accruals	985	0.1%	15,865	1.2%
Total Long-term liabilities	458,187	24.0%	361,747	28.2%

Provision for contigencies	280,710	14.7%	285,784	22.3%

Capital stock - preffered and common shares	2,884,981	151.2%	2,580,225	200.9%
Additional paid-in-capital	73,539	3.9%	140,222	10.9%
Accumulated deficit	(1,908,204)	-100.0%	(2,121,575)	-165.2%
Accumulated other comprehensive loss, net	(156,155)	-8.2%	(198,757)	-15.5%
Shareholders' equity	894,161	46.9%	400,115	31.2%

Total Liabilities and Shareholders'Equity	1,908,098	100.0%	1,284,278	100.0%

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Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	1Q07	1Q06
US GAAP - (in US$ thousands)
Cash and cash equivalents, beginning of the period	11,826	20,737

Results of the period	18,551	9,861

Non-cash items	274,041	34,365
Equity in results of investees	(3,727)	(133)
Exchange losses, monetary indexation and interest expense, net	13,241	23,421
Depreciation and amortization	39,354	19,807
Deferred income taxes	5,826	690
Estimated liability for tax, labor and civil claims and assessments	(4,196)	(4,661)
Deferred sign-on and hook-up fee revenue	-	1
Amortization of deferred revenues	(892)	(4,646)
Purchase of short investments	223,935	-
Write off and disposal of assets, net	500	(114)
Non-cash compensation expense	-	-
Decrease (Increase) in assets	(3,624)	24,549
Trade accounts receivable	(6,206)	(3,017)
Recoverable icome taxes	5,657	11,844
Prepaid expenses and other assets	(3,075)	(11,309)
Restricted cash	-	(121)
Short-term investments	-	27,151
Increase (decrease) in liabilities	(9,717)	9,102
Accounts payable to suppliers and programmers	8,117	13,127
Income taxes payable	(9,134)	(11,908)
Payroll and related charges	(11,851)	(1,803)
Sales taxes, accrued expenses and other liabilities	3,151	9,687
Increase (decrease) in working capital	(13,341)	33,651

Cash flow from investing activities	(76,369)	(29,700)
Advances to related companies	-	-
Withdrawals of short-term investments	-	-
Acquistion of property and equipment	(76,968)	(37,209)
Proceeds from the sale of equipment	599	7,509

Cash flow from financing activities	(4,184)	(31,286)
Issuances	-	-
Repayments	(4,184)	(31,286)
Capital increase	-	-

Effect of exchange rate changes on cash	5,310	2,255

Change in cash and cash equivalents	204,008	19,146

Cash and cash equivalents, end of the period	215,834	39,883

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.